STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholder's equity from statement of financial condition	$ 159,842
Deduct:	
Nonallowable assets:	
Not readily marketable securities — at fair value	3,232
Furniture, fixtures, equipment, and leasehold improvements — net	6,327
Receivables	8,686
Unsecured receivables from brokers and dealers and customers	3,349
Other	4,084
Other deductions	1,832
Net capital before haircuts on securities	132,332
Haircuts on securities:	
Trading positions	6,897
NET CAPITAL	$ 125,435

AGGREGATE INDEBTEDNESS:

Payables to brokers and dealers for customers' securities failed to receive	$ 1,594
Payables to customers	99,827
Payables to officers, directors, and affiliates	1,262
Accrued compensation and other accrued liabilities	98,308
Total aggregate indebtedness	200,991
NET CAPITAL	125,435
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	13,399
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 112,036
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.60 to 1

There are no material differences between this computation and the computation included in the amended FOCUS Form X-17A-5 Part II as of December 31, 2015, filed by the Company on February 19, 2016.